            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

    GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

------------------------------------------------
                         GIVE THE
FOR THIS TYPE OF         SOCIAL SECURITY
ACCOUNT:                 NUMBER OF-
------------------------------------------------
1. An individual's       The individual
   account
2. Two or more           The actual owner of the
   individuals (joint    account or, if combined
   account)              funds, any one of the
                         individuals (1)
3. Husband and wife      The actual owner of the
   (joint account)       account or, if joint
                         funds, either person(1)
4. Custodian account of  The minor(2)
   minor (Uniform Gift
   to Minors Act)
5. Adult and minor       The adult or, if the
   (joint account)       minor is the only
                         contributor, the
                         minor(1)
6. Account in the name   The ward; minor, or
   of guardian or        incompetent person(3)
   committee for a
   designated ward,
   minor, or
   incompetent person
7. a. The usual          The grantor-trustee(1).
      revocable savings
      trust account
      (grantor is also
      trustee)
  b. So-called trust     The actual owner(4)
     account that is
     not a legal or
     valid trust under
     State law

--------------------------------------------------
                           GIVE THE
                           EMPLOYER
                           IDENTIFICATION
FOR THIS TYPE OF ACCOUNT:  NUMBER OF-
--------------------------------------------------
8. Sole proprietorship     The owner(4)
account.
9. A valid trust, estate   The legal entity (Do
   or pension trust        not furnish the
                           identifying number of
                           the personal
                           representative or
                           trustee unless the
                           legal entity itself is
                           not designated in the
                           account title.)(5)
10. Corporate account      The corporation
11. Religious,             The organization
    charitable, or
    educational
    organization account
12. Partnership account    The partnership
    held in the name of
    the business
13. Association, club or   The organization
    other tax-exempt
    organization
14. A broker or            The broker or nominee
    registered nominee
15. Account with the       The public entity
    Department of
    Agriculture in the
    name of a public
    entity (such as a
    state or local
    government, school
    district, or prison)
    that receives
    agricultural program
    payments

(1) List first and circle the name of the person whose number you furnish.

(2) Circle the minor's name and furnish the minor's social security number.

(3) Circle the ward's, minor's or incompetent person's name and furnish such person's social security number.

(4) Show the name of the owner.

(5) List first and circle the name of the legal trust, estate, or pension trust.

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9

OBTAINING A NUMBER

    If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card (for individuals), or Form SS-4, Application for Employer Identification Number (for businesses and all other entities), at the local office of the Social Security Administration or the Internal Revenue Service and apply for a number.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

    Payees specifically exempt from backup withholding on ALL payments include the following:

    - A corporation.

    - A financial institution.

    - An organization exempt from tax under section 501(a), or an individual retirement plan.

    - The United States or any agency or instrumentality thereof.

    - A state, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

    - A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

    - An international organization or any agency or instrumentality thereof.

    - A registered dealer in securities or commodities registered in the U.S. or a possession of the U.S.

    - A real estate investment trust.

    - A common trust fund operated by a bank under section 584(a).

    - An exempt charitable remainder trust, or a non-exempt trust described in section 4947(a)(1).

    - An entity registered at all times under the Investment Company Act of 1940.

    - A foreign central bank of issue.

    Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

    - Payments to nonresident aliens subject to withholding under section 1441.

    - Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one nonresident partner.

    - Payments of patronage dividends where the amount received is not paid in money.

    - Payments made by certain foreign organizations.

    Payments of interest not generally subject to backup withholding include the following:

    - Payments of interest on obligations issued by individuals. NOTE: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade or business and you have not provided your correct taxpayer identification number to the payer.

    - Payments of tax-exempt interest (including exempt-interest dividends under section 852).

    - Payments described in section 6049(b)(5) to non-resident aliens.

    - Payments on tax-free covenant bonds under section 1451.

    - Payments made by certain foreign organizations.

    - Payments made to a nominee.

    EXEMPT PAYEES DESCRIBED ABOVE MUST STILL COMPLETE THE SUBSTITUTE FORM W-9 TO AVOID POSSIBLE ERRONEOUS BACKUP WITHHOLDING. FILE SUBSTITUTE FORM W-9 WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, AND RETURN IT TO THE PAYER. IF THE PAYMENTS ARE INTEREST, DIVIDENDS, OR PATRONAGE DIVIDENDS, ALSO SIGN AND DATE THE FORM.

    Certain payments other than interest, dividends and patronage dividends, that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under section 6041, 6041A(a), 6045 and 6050A.

    PRIVACY ACT NOTICE.--Section 6019 requires most recipients of dividend, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 31% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

PENALTIES

    (1) PENALTY FOR FAILURE TO FURNISH TAXPAYER IDENTIFICATION NUMBER.--If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

    (2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING.--If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

    (3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION.--Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

    (4) FAILURE TO REPORT CERTAIN DIVIDEND AND INTEREST PAYMENTS.--If you fail to include any portion of an includible payment for interest, dividends or patronage dividends in gross income and such failure is due to negligence, a penalty of 20% is imposed on any portion of an underpayment attributable to that failure.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

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